UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

NOTICE OF ESSENTIAL EVENT

(Santiago, Chile, June 22nd, 2016) – At the Shareholders´ meeting held on April 13th 2016, the shareholders appointed KPMG Auditores Consultores Ltda. (“KPMG”) as external auditors of Compañía Cervecerías Unidas S.A. (“CCU”), services to that date provided by PricewaterhouseCoopers Consultores, Auditores y Cía. Limitada (“PWC”).

By means of a letter dated June 21st 2016, KPMG has informed CCU that, pursuant to applicable US regulations, it does not comply with the independence requirements necessary to provide CCU such services, ceasing these services with immediate effect.

KPMG explicitly stated in the letter referred to above that “we have become aware of a matter that, under the regulations of the US Securities and Exchange Commission (SEC), does not allow us to be independent with respect to CCU in relation to the auditing services to be provided according to the regulations of the Public Company Accounting Oversight Board (PCAOB)”.

It is being noted that the referred Shareholders´ meeting has delegated to the Board of Directors the power to request the services of PWC in case KPMG is not able to provide such services. Pursuant to the above, and duly authorized to that effect, the Board of Directors of CCU, in its meeting to be held coming July 5th, will decide on this matter.

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company. For further information, visit www.ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: June 22, 2016